HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

ASSETS		2016	2015
Cash	$	158,753	220,844
Cash segregated under federal and other regulations		3,985	4,000
Securities owned:			
Money market funds		103,868	63,659
Mutual funds		192,912	184,855
Commissions receivable		82,440	81,767
Prepaid expenses		1,267	869
Equipment, net of accumulated depreciation of $15,093 and 15,093, respectively		-	-
Total assets	$	543,225	555,994

LIABILITIES AND STOCKHOLDERS' EQUITY

		2016	2015
Liabilities:			
Accounts payable	$	117,285	123,321
Distributions payable		33,950	-
Total liabilities		151,235	123,321
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		91,990	132,673
Total stockholders' equity		391,990	432,673
Total liabilities and stockholders' equity	$	543,225	555,994

The accompanying notes are an integral part of these financial statements.